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Medical Device Manufacturing, Inc.
200 West 7th Avenue
Collegeville, Pennsylvania 19426-0992

February 9, 2005

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Medical Device Manufacturing, Inc.
  Registration Statement on Form S-4
  Registration No. 333-118675

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of Medical Device Manufacturing, Inc., a Colorado corporation ("MDMI"), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 10:00 a.m. (EST) on February 11, 2005, or as soon thereafter as practicable.

        In connection with this request for acceleration, MDMI acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive MDMI from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  MDMI may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Medical Device Manufacturing, Inc.
By:	/s/ STEWART A. FISHER Chief Financial Officer, Vice President, Treasurer and Secretary

cc: Christopher J. Walsh, Esq.

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Medical Device Manufacturing, Inc. 200 West 7th Avenue Collegeville, Pennsylvania 19426-0992